UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . 14.5
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67543101

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 10,591,670

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 10,591,670

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,591,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G67543101

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 12,338,736

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 12,338,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,338,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G67543101

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 12,338,736

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 12,338,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,338,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G67543101

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 12,338,736

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 12,338,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,338,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Class A ordinary shares, no par value (the “Class A Shares”), of OpenTV Corp., a company incorporated in the British Virgin Islands (the “Company”), which has its principal executive offices at 275 Sacramento Street, San Francisco, California 94111.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company primarily engaged in the business of investing in securities.

Daniel J. Donoghue is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Michael R. Murphy is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Both Mr. Donoghue and Mr. Murphy are United States citizens.

The business address of each of the Reporting Persons is 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total purchase price for the 12,338,736 shares of Class A Shares beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of December 18, 2008 was approximately $21,729,980, and the total purchase price for the 10,591,670 shares of Class A Shares beneficially owned by Discovery Equity Partners was approximately $18,602,629.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Class A Shares beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Class A Shares reported herein as part of their investment activities on behalf of the Partnerships.  The Reporting Persons acquired the Class A Shares reported herein because they believe that the trading prices of the Class A Shares do not adequately reflect the potential value of the Company’s underlying business and assets.

The Reporting Persons intend to review and evaluate their investment in the Class A Shares on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Class A Shares.  As a part of such review and evaluation, the Reporting Persons may hold additional discussions with the Company’s management and directors, other shareholders and other interested parties.

By a letter dated December 18, 2008, Discovery Equity Partners has submitted to the Company a shareholder proposal under Securities and Exchange Commission Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2009 Annual Meeting of Stockholders.  The text of the proposal is as follows:

Shareholder Proposal

RESOLVED, that the shareholders of OpenTV Corp. (“OpenTV”) request that OpenTV’s Board of Directors return a portion of OpenTV’s excess cash to shareholders by undertaking a Dutch Auction Tender Offer to repurchase at least $30 million of OpenTV’s Class A ordinary shares.

Supporting Statement

We believe there are four sound arguments supporting this Proposal:  1) the current cash balance of almost $100 million far exceeds the amount necessary to run the business, 2) the current level of cash is well outside the bounds of normal business practices for comparable firms, 3) retaining cash for potential acquisitions threatens to distract management, introduce risk and dilute shareholder value, and 4) the share repurchase will greatly enhance value for all shareholders.

We believe OpenTV will generate over $10 million in free cash flow in 2008, net of capital expenditures, up from $7 million in 2007.  Since Kudelski SA acquired a controlling stake in early 2007, management has expressed its commitment to improve profitability and appears to be making progress. Thus, we expect operating cash flow to remain positive.  We think it is reasonable for OpenTV to maintain $25 million of cash (approximately three months’ sales) to demonstrate financial stability to customers and weather extraordinary business pressures.  Retaining cash considerably beyond that amount appears to contradict management’s confidence in the business.

OpenTV’s cash has nearly doubled from $52 million to $99 million over the four years ended September 30, 2008.  Compared to over 1100 comparable U.S. public companies (based on market capitalizations of $50-500 million and revenues of over $50 million), OpenTV’s ratio of cash-to-revenue ranks in the top decile, which we believe indicates lax balance sheet management.  We believe this proposal is a start toward better stewardship of shareholder resources.

A critical element of OpenTV’s improving performance is the recent divestiture of several non-core businesses amassed through acquisitions.  We fear that excessive idle cash could encourage new acquisitions that would reintroduce management distractions and unknown risks.  We are also concerned that acquisitions might be pursued to meet the global business objectives of Kudelski rather than for the financial benefit of all shareholders.  Further, we expect any acquisitions to be highly dilutive to shareholders because there are few companies OPTV can acquire for less than its current valuation of only 0.6x revenue and 5.2x EBITDA, based on our projected 2008 results for OpenTV and its 3-month average stock price of $1.21 as of December 17, 2008.

We believe a partial return of excess capital to shareholders is a smart financial move. The Dutch Auction share repurchase method will provide an orderly mechanism for shareholders seeking liquidity, while greatly improving the potential return on equity for shareholders who choose to retain some or all of their OpenTV shares. After the repurchase, the business will still be well funded with approximately $70 million of remaining cash. Details of the proposed repurchase plan can be found at www.thediscoverygroup.com/optv.htm.

Discovery Equity Partners, L.P., the largest independent shareholder of OpenTV, recommends that you vote FOR this Proposal.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 109,255,454 Class A Shares reported outstanding as of September 30, 2008 in the Company’s Current Report on Form 8-K filed on November 10, 2008.

Discovery Equity Partners beneficially owns 10,591,670 shares of Class A Shares as of December 18, 2008, which represents 9.7% of the outstanding Class A Shares.

Discovery Group beneficially owns 12,338,736 shares of Class A Shares as of December 18, 2008, which represents 11.3% of the outstanding Class A Shares.

Mr. Donoghue beneficially owns 12,338,736 shares of Class A Shares as of December 18, 2008, which represents 11.3% of the outstanding Class A Shares.

Mr. Murphy beneficially owns 12,338,736 shares of Class A Shares as of December 18, 2008 which represents 11.3% of the outstanding Class A Shares.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Class A Shares.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Class A Shares owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Class A Shares owned by it.

There have been no transactions in Class A Shares effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Class A Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of December 18, 2008, by and among Discovery Equity Partners;
Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2008
Date

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit 1:	Joint Filing Agreement dated as of December 18, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.